VIA EDGAR AND OVERNIGHT COURIER
November 16, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Ladies and Gentlemen:
     This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated November 2, 2009 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul F. Truex, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Registration Statement No. 333-161930 on Form S-1 (the “Registration Statement”) filed with the Commission on October 19, 2009. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on November 16, 2009. The Company respectfully advises the Staff that unless otherwise indicated therein, the information in Amendment No. 2 assumes a 1-for-1.712 reverse split of the Company’s common stock to be effected immediately prior to the closing of the offering.
     The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked, other than those referenced in any headings or Staff comments, which correspond to Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Set forth in italicized print below are the Staff’s comments followed by the Company’s responses. Additional copies of this letter, its enclosures, and Amendment No. 2 (clean and marked to show changes from Amendment No. 1) are also enclosed for Scot Foley, Frank Wyman, Lisa Vanjoske and Suzanne Hayes of the Commission. In addition, the Company has included on a supplemental basis proofs of all graphic, visual or photographic information the Company intends to use in the prospectus included as a part of the Registration Statement as enclosures with this letter.

United States Securities and Exchange Commission
Division of Corporate Finance
November 16, 2009

Form S-1/A
Graphics
1.	We note you are finalizing your plans for a Phase 2b clinical trial for A-623 for the treatment of Systemic Lupus Erythematosus and plan to initiate the study in the second half of 2010. Do you have an active IND for this clinical trial? If you do not, please clarify that you do not have an active IND and explain what you must do to obtain an active IND.
          The Company respectfully advises the Staff that the Company has an active IND for this clinical trial. In response to the Staff’s comment, the Company has revised the disclosure on page 77.
Use of Proceeds, page 35
2.	We note your response to our prior comment 12. It is not clear from your disclosure whether you expect to complete the identified phase of development for each product candidate using the proceeds of this offering or if you expect to move beyond the identified level of testing. For example, with respect to A-002, please clarify whether you expect to complete the VISTA-16 study using the proceeds from this offering. If you anticipate that you will do additional phase 3 studies, please state whether proceeds from this offering will be used for additional clinical trials.
          In response to the Staff’s comment, the Company has revised the disclosure on page 36 to clarify that the proceeds of this offering may not be sufficient to complete the identified phase of development for each product candidate. In addition, the Company respectively advises the Staff that it believes its disclosure properly identifies the phases of development that it expects to achieve with the proceeds of this offering. Specifically, the Company states that it intends to initiate the VISTA-16 study and complete preparatory work for the initiation of a Phase 2b clinical study for A-623. Finally, the Company supplementally advises the Staff that it has no reason to believe that it will conduct additional Phase 3 clinical studies at this time.

United States Securities and Exchange Commission
Division of Corporate Finance
November 16, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 47
3.	In your responses to prior comments 13 and 15, you acknowledge that you will provide the requested disclosure when the estimating offering price has been established. We will finalize our evaluation of the issues incorporated in these comments at that time.

The Company acknowledges the Staff’s comment.

4.	Please refer to prior comment 14. Your response does not describe or quantify the significant assumptions underlying the fair value determinations for your common stock by the Board of Directors. Also, it does not describe the methods and assumptions used to value the preferred stock rights (e.g. liquidation preferences) and to allocate enterprise value to your common stock. Please disclose this information for each grant date valuation through October 13, 2009. Ensure that your revised disclosure quantifies the impact on your enterprise value of the specific positive and negative factors described on page 49.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 50 through 52 to (i) describe and quantify significant assumptions underlying the fair value determinations for the Company’s common stock; (ii) describe the methods and assumptions used to value the preferred stock rights and to allocate enterprise value to the common stock for each grant date valuation through October 13, 2009; and (iii) to quantify, to the extent practicable, the impact on the Company’s enterprise value of the specific positive and negative factors described on pages 51 and 52.
Compensation
Compensation Discussion and Analysis, page 105
Equity Incentive Compensation, page 108
5.	We note your response to our prior comment 19 and your statement that your corporate goals focused on: 1) developing and implementing an adjusted clinical development plan and 2) obtaining additional financing. Additionally, we note your discussion on page 109 relating to equity incentive grants. That discussion states that corporate goals include milestones relating to your preclinical and clinical studies and fundraising. To the extent your corporate goals relating to preclinical and clinical milestones and financing needs were more specifically defined to your executive officers, they should be in turn more specifically described in the context of both of these discussions. If they

United States Securities and Exchange Commission
Division of Corporate Finance
November 13, 2009

were not more specifically defined, please explain the reference to milestones on page 109 and how these milestones were intended to be used.
          In response to the Staff’s comment, the Company has revised the disclosure on page 113 to more specifically describe the corporate goals that were in place in 2008.
6.	We note your response to prior comment 21. Your discussion of the equity incentive grants states that your compensation committee considers “individual performance, based on informal goals (which focus on the individual’s contribution to our corporate goals, which generally include milestones related to our preclinical and clinical studies and fundraiser) and input from management.” This disclosure implies that there were actual goals identified for each named executive officer. Please describe these goals and discuss the level of individual achievement, including how such level of achievement was used to determine the equity incentive grant for each officer. Alternatively, if the compensation committee used its discretion in awarding equity incentive grants, please discuss the factors that the committee considered in granting equity awards to each named executive officer.
          In response to the Staff’s comment, the Company has revised the disclosure on page 113. The Company respectfully advises the Staff that individual performance is evaluated based on an individual’s contribution to the achievement of corporate goals, rather than individual goals identified for each named executive officer.
7.	Please identify the specific factors your board of directors considered when it determined that the fair value of the option grants made in October 2009 was $4.50 per share. To the extent that these factors differed from the historical ones the board employed in making earlier fair value determinations, please distinguish them in your disclosure.
          In response to the Staff’s comment, the Company has revised the disclosure on page 51.
Notes to Financial Statements
1. Organization and Description of Business, Page F-8
8.	Please revise the reference to ASC 910 or explain to us how it refers to FASB Statement No. 7.

In response to the Staff’s comment, the Company has revised the reference to ASC 910 on page F-8 to refer to ASC 915.

United States Securities and Exchange Commission
Division of Corporate Finance
November 16, 2009

8. Stock Options, page F-23
9.	Please refer to prior comment 24(b). Your response that the independent valuations were contemporaneous with the grant dates is inconsistent with the disclosure on page 48, which states that the most recent independent valuation was as of October 15, 2008. Please explain this apparent inconsistency and revise your disclosure accordingly. Ensure that your revised disclosure explains the factors that you considered in extrapolating from the fair value per share reflected in the October 15, 2008 valuation to the October 13, 2009 fair value of $4.50 per share.
          The Company respectfully advises the Staff that the independent valuations the Company utilized in determining the fair value of the equity instruments were contemporaneous with the grant dates. Specifically, the Company utilized a report rendered February 12, 2008 as of December 31, 2007 for grants authorized on February 21, 2008 and June 26, 2008; and the Company utilized a report rendered October 24, 2008 as of October 15, 2008 for grants authorized on February 18, 2009 and April 15, 2009. The Company respectfully advises the Staff that it did not utilize the independent valuation report rendered on October 24, 2008 in estimating the fair value of its common stock on October 13, 2009. The Company has added disclosure on page 51 describing the valuation methodology utilized in estimating the value of its common stock on October 13, 2009.

United States Securities and Exchange Commission
Division of Corporate Finance
November 16, 2009

          If you have any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6099 or Lauren Walz at (650) 752-3159.

Sincerely, /s/ Bradley A. Bugdanowitz, Esq. Bradley A. Bugdanowitz, Esq. of GOODWIN PROCTER LLP

Enclosures

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.) Christopher Lowe (Anthera Pharmaceuticals, Inc.) Andrew Williamson, Esq. (Latham & Watkins LLP)